Exhibit 12.1

VIACOM INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(Tabular in millions except ratios)

	Six Months Ended June 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Earnings from continuing operations before income taxes	$720.0	$1,855.0	$2,580.0	$2,321.0	$2,330.0	$2,171.0
Add:
Equity in (earnings) losses from affiliated companies	56.0	74.0	—	(10.0)	(18.0)	63.0
Distributions from affiliated companies	1.0	33.0	27.0	24.0	45.0	16.0
Interest expense, and amortization of debt discount on indebtedness	224.0	514.0	487.0	471.0	23.0	24.0
Capitalized interest amortized	—	—	—	—	—	—
1/3 of rental expense	32.0	61.0	58.0	54.0	46.5	32.7

Total Earnings	$1,033.0	$2,537.0	$3,152.0	$2,860.0	$2,426.5	$2,306.7

Fixed charges:
Interest expense, and amortization of debt discount on indebtedness	$224.0	$514.0	$487.0	$471.0	$23.0	$24.0
1/3 of rental expense	32.0	61.0	58.0	54.0	46.5	32.7

Total fixed charges	$256.0	$575.0	$545.0	$525.0	$69.5	$56.7

Preferred Stock dividend requirements	—	—	—	—	—	—

Total fixed charges and Preferred Stock dividend requirements	$256.0	$575.0	$545.0	$525.0	$69.5	$56.7

Ratio of earnings to fixed charges	4.0x	4.4x	5.8x	5.4x	34.9x	40.7x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	4.0x	4.4x	5.8x	5.4x	34.9x	40.7x